Exhibit 12.1

        SEMCO ENERGY, Inc.
Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

		Years Ended December 31,
	Twelve months ended 9/30/2003
Description		2002	2001	2000 (b)	1999 (b)	1998 (b)
Earning as defined(a)
Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations & extraordinary items	$(30,367)	$27,679	$14,942	$33,156	$25,653	$15,015
Fixed charges as defined	47,389	44,500	45,019	42,604	20,732	14,915
Less preferred securities dividend requirements of consolidated subsidiaries	(9,923)	(13,232)	(13,235)	(7,699)	(242)	(274)
Other items	0	0	0	0	158	178

Earnings as defined	$7,099	$58,947	$46,726	$68,061	$46,301	$29,834

Fixed charges as defined(a)
Interest expense	$35,878	$30,237	$30,945	$32,637	$19,193	$14,191
Amortization of debt expense	1,588	1,031	839	2,268	1,297	450
Preferred securities dividend requirements of consolidated subsidiaries	9,923	13,232	13,235	7,699	242	274

Fixed charges as defined	$47,389	$44,500	$45,019	$42,604	$20,732	$14,915

Ratio of earnings to fixed charges	0.15	1.32	1.04	1.60	2.23	2.00

Notes:

(a)
Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)
The ratio of earnings to fixed charges calculations for years prior to 2001 have been restated to account for the effect of discontinuing the Company's engineering business during the fourth quarter of 2001.